

Pernod Ricard

DF/Lettres2005/120.2005



SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

82-3361

25th of April 2005

For the attention of Mrs Felicia KUNG

<u>**Subject:** Exemption Request for ADR's under Rule 12 g3-2 (b)</u>

SUPPL

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD



Pernod Ricard

Recommended Offer for by Pernod Ricard SA for Allied Domecq plc

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada or Japan

Paris, France **April 25, 2005**

Further to the announcement of a recommended offer for Allied Domecq plc on 21 April 2005, a presentation regarding the offer and its impact on Pernod Ricard SA is available on Pernod Ricard's website: www.pernod-ricard.com.

The following information in respect of the impact of the offer on Pernod Ricard and the sale of certain brands and assets to Fortune Brands is included in the presentation or has otherwise been communicated by Pernod Ricard.

Profile of New Pernod Ricard

	Pernod Ricard 2004		New Pernod Ricard Pro forma 2004
Spirits Volume (mm cases)[(1)]	50	►	77
Spirits Brands in Top 100[(2)]	13	►	20
Spirits & Wine Sales (€bn)[(3)]	3.5	►	5.8
Spirits & Wine EBITDA (€bn)[(3)]	0.8	►	1.6

Transaction with Fortune Brands

Pernod Ricard has entered into a binding agreement to sell certain Allied Domecq brands and production and distribution networks and Pernod Ricard's Larios brand to Fortune Brands for £2.8 billion.



Pernod Ricard

Overview of key Allied Domecq brands being retained by Pernod Ricard and being sold to Fortune Brands

Pernod Ricard Retained Brands		Fortune Brands Transaction
• Ballantines • Beefeater • Kahlua • Malibu • Stolichnaya (US)	**Core Brands**	• Canadian Club • Courvoisier • Maker's Mark • Sauza
• Tia Maria • Imperial • Hiram Walker • Presidente • Don Pedro	**Local Market Leaders**	• Spain (DYC, Centenario, Larios) • Germany (Kümmerling) • UK (Teacher's, Harvey's, Cockburn's)
• Mumm/Perrier Jouët • Montana • Campo Viejo, Siglo • Mumm Cuvée Napa	**Wines**	• Clos du Bois • Other US wines
52	**Volumes (mm cases)[4]**	**18**
2.4	**Sales (€bn)[4]**	**1.0**
1.0	**DBC (€bn)[4]**	**0.4**

Financial Impact on Pernod Ricard

- Annual pre-tax cost synergies are expected to be approximately €300 million*, phased in over three years
- Costs of restructuring are expected to be 1.5x the level of expected pre-tax cost synergies*
- Net debt at completion for Pernod Ricard is expected to be approximately €9 billion[5] and equivalent to 5.6x EBITDA initially

Implied acquisition multiples

Pernod Ricard acquisition of Allied Domecq, adjusted for expected disposals and expected synergies*:

- Firm value / 2004 PF EBITDA: 10.4x[6]
  (this compares with 9.5x PF EBITDA post expected synergies which was implied by the price Pernod Ricard paid for the assets it acquired from Seagram in 2001)
- Firm value / 2004 PF DBC: 8.5x[6]

Fortune Brands acquisition of certain Allied Domecq brands and assets:

- Firm value / 2004 DBC: 9.9x[7]

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 218 500 651,10 €
TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943


Pernod Ricard

Non-core assets

Allied Domecq's quick service restaurants ("QSR") business and stake in Britannia Soft Drinks are considered non-core assets for Pernod Ricard and are expected to generate additional disposal proceeds.

For further information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

Notes:
(1) IWSR 2004 - "Western style" spirits, excluding RTDs, wine and wine-based aperitifs - own brands only (no agency volumes)
(2) Impact International - Top 100 premium distilled spirits brands worldwide by volume (2004E) - including Stolichnaya US
(3) Pro forma 2004 figures (post expected synergies*)
(4) Pernod Ricard estimates based on information from Allied Domecq for FY 2004; excludes QSR, 23.75% stake in Britannia Soft Drinks and other expected disposals
(5) Excluding Pernod Ricard's existing convertible OCEANE bonds
(6) Excluding QSR, post disposals to Fortune Brands, Inc., post expected synergies*, including pensions
(7) Includes acquisition of Allied Domecq brands and production and distribution networks and excludes Larios.

Terms used in this announcement have the meaning given to them in the offer announcement made by Pernod Ricard on 21 April 2005.

All information is based on Pernod Ricard's estimates unless otherwise indicated.

*** Expected Synergies**

The expected synergies have been calculated on the basis of the existing cost and operating structures of the current Pernod Ricard Group and Allied Domecq Group. These statements of estimated synergies relate to future actions and circumstances which, by their nature involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.

Forward Looking Statements

Cautionary Statement Regarding Forward Looking Statements: This announcement contains statements about the Company, Pernod Ricard and Fortune Brands that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "estimates", "projects" or, words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of the Company's or Pernod Ricard's or



Pernod Ricard

Fortune Brands' operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on the Company's or Pernod Ricard's or Fortune Brands' business.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Pernod Ricard or of the Company. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statement, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to the Company, Pernod Ricard or Fortune Brands or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement above. All forward-looking statements included in this document are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and we undertake no obligation to publicly update or revise any forward-looking statements.